Equal Energy Announces Its Results for the Second

Quarter Ended June 30, 2012

Calgary, Alberta – (CNW – August 9, 2012) Equal Energy Ltd. (“Equal”, “the Company”, “We” or “Our”) (TSX: EQU) (NYSE: EQU) is pleased to announce its financial and operating results for the second quarter ended June 30, 2012.

Don Klapko, President and Chief Executive Officer commented, “I am pleased to report on a strong operational second quarter and first half 2012 for Equal.  So far in 2012 we have delivered some key results.”

•	Increased production
•	Lower debt
•	Lower unit cost structure
•	100% successful drilling programs
•	A complete re-direction of our portfolio to oil-focused drilling in June 2012
•	Initiation of our exciting Mississippian co-venture drilling

Our accomplishments have been achieved in an environment of deteriorating commodity prices that has persisted for the better part of an entire year.  As always, we have applied our fiscal discipline to our activities – working diligently to deploy our spending wisely and adjust our programs to maintain or improve debt levels.  Further details on these themes are provided below.

Strong Operational Results

Production was up 9% year on year, averaging well over 10,000 boe per day.  Operating and interest expenses were lower on a unit basis as a result of a continued focus on our cost management.  Capital spending has approximated cash flow for the first six months of the year as we continue to be disciplined on matching spending with cash flow.

Improved Balance Sheet and Renewed Credit Facility

We’ve executed on an ongoing balance sheet re-structuring and a strategy of improving our financial flexibility since early 2011.  Overall debt including working capital levels are down 13 percent from December 31, 2011 with proceeds from the asset sales in the first quarter and the sale of Mississippian acreage in the second quarter both reducing debt.  Our banking syndicate re-confirmed our $200 million credit facility in May.  Equal has only drawn US$110 million leaving us significant financial flexibility.

Mississippian Oil Venture

In the second quarter we partially monetized our Mississippian asset base in Oklahoma for proceeds of US$18.1 million.  This had been part of our plan for some time and we are especially pleased to have achieved this with a solid joint venture partner in Atlas Energy.  We retained a 50% interest and are now focused on oil development in this play.

Our first Mississippian well in the joint venture with Atlas was spud on June 17, 2012.  The well has been cased and completion is underway.  A second well is currently being drilled.  The venture intends to drill a minimum of six horizontal wells in 2012 and is on track to meet this objective.  We expect this oil resource play to deliver strong future value growth for Equal.

Successful Drilling Programs

In the first half of 2012, Equal drilled eight wells with a 100 percent success rate.  Four vertical wells were put down in our northern Oklahoma Hunton play in the first quarter.  Three horizontal wells were drilled in our core Twin Cities Central Dolomite (TCCD) play also in Oklahoma.  All of the Oklahoma wells were on production by the end of the second quarter and in aggregate are performing above expectations.

In Canada, one Cardium horizontal oil well was drilled in the second quarter.  It was completed subsequent to the end of the quarter and tested 890 barrels of oil per day over an initial 9 day period and is currently shut-in for a pressure build up and testing.  This appears to be one of our strongest Cardium wells to date and will be placed on production by the middle of August.  A second Cardium well has been drilled with the completion expected by the middle of August with first production by the end of August.

Commodity Prices and Cash Flow

There is no doubt that a strong pull back in commodity prices is having a profound and growing impact on our industry.  While oil prices continue to be fairly strong, natural gas and natural gas liquids have experienced severe declines.  Equal is especially affected by the drop in mid-continent NGL prices which is driven primarily by an unusually warm winter last year resulting in high storage levels.  We anticipate a gradual recovery over the next 6 to 12 months as demand increases, industry infrastructure is built out, and drilling activity is curtailed.

In the first half of 2012, we have seen a 26% drop in funds from operations from the same period last year.  This is driven by a combination of falling commodity prices and non-core asset dispositions to reduce debt which resulted in Equal’s production portfolio shifting away from high operating cost oil assets towards low cost liquids-rich natural gas assets.  As I mentioned before, Equal’s focus for the second half of 2012 will be in the light oil resource plays in Cardium (Alberta) and the Mississippian (Oklahoma).  You can be confident that Equal’s management is monitoring cash flow continuously and adjusting the capital programs to maintain a prudent balance between spending and debt.

Net Income

In Q2 2012, the Company had net income of $2.3 million compared to net income of $6.5 million in Q2 2011.  The decrease in net income in Q2 2012 compared to Q2 2011 is mainly due to the decrease in revenues from oil, NGLs and natural gas and impairment in PP&E which were partially offset by lower royalties, production expenses and gain on sale of assets.

Strategic Review

On May 3rd, Equal’s Board of Directors announced the initiation of a strategic review process to be managed by a special committee of independent board members with the assistance of Scotiabank as strategic advisors.  The board and management are responding to a perceived significant gap between the value of the Company’s underlying assets, and the value being recognized in the Company’s stock price.  As of the date of this report, the strategic review has resulted in a number of proposals being delivered to the Company.  The Company will not disclose developments with respect to the strategic review process until the Board of Directors has approved a specific transaction, action plan or otherwise determines that disclosure is necessary or appropriate.

The following table is a summary of selected financial and operational information for the three and six months ended June 30, 2012 with comparative 2011 figures.
	Three months ended June 30			Six months ended June 30
Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2012	2011	Change	2012	2011	Change
FINANCIAL
Oil, NGL and natural gas revenues including realized hedging	26,142	41,824	(37%)	59,204	76,902	(23%)
Funds from operations	7,994	16,602	(52%)	20,967	28,182	(26%)
Per share – basic ($)	0.23	0.54	(57%)	0.60	0.96	(38%)
Per share – diluted ($)	0.22	0.47	(53%)	0.58	0.94	(38%)
Net income	2,340	6,492	(64%)	4,177	3,110	34%
Per share – basic ($)	0.07	0.21	(67%)	0.12	0.11	9%
Per share – diluted ($)	0.06	0.19	(68%)	0.11	0.10	10%
Total assets	444,120	483,765		444,120	483,765
Working capital (deficit) including long-term debt	(107,729)	(124,296)		(107,729)	(124,296)
Convertible debentures	41,743	80,495		41,743	80,495
Shareholders’ equity	227,535	219,319		227,535	219,319
SHARES OUTSTANDING
Shares outstanding – basic (000s)	35,046	30,981		35,007	29,323
Shares outstanding – diluted (000s)	36,578	36,796		36,324	29,956
Shares outstanding at period end (000s)	35,069	34,659		35,069	34,659
OPERATIONS
Average daily production
Oil (bbls per day)	1,093	2,547	(57%)	1,223	2,557	(52%)
NGL (bbls per day)	4,114	2,689	53%	4,011	2,508	60%
Gas (mcf per day)	30,852	25,385	22%	30,791	23,971	28%
Total (boe per day)	10,349	9,467	9%	10,366	9,060	14%
Average sales price
Oil ($ per bbl)	84.83	87.48	(3%)	87.01	81.46	7%
NGL ($ per bbl)	28.22	51.20	(45%)	33.49	49.50	(32%)
Gas ($ per mcf)	2.54	3.90	(35%)	2.75	3.86	(29%)
Cash flow netback ($ per boe)
Revenue	27.76	48.55	(43%)	31.38	46.90	(33%)
Royalties	5.30	9.45	(44%)	5.92	9.40	(37%)
Production expenses	8.48	12.49	(32%)	9.11	11.96	(24%)
Transportation expenses	0.18	0.57	(68%)	0.25	0.56	(55%)
Operating netback	13.80	26.04	(47%)	16.10	24.98	(36%)
General and administrative	3.27	3.11	5%	2.93	4.23	(31%)
Cash interest expense	1.95	3.04	(36%)	2.10	3.42	(39%)
Other cash costs	0.09	0.62	(85%)	(0.04)	0.14	(129%)
Cash flow netback	8.49	19.27	(56%)	11.11	17.19	(35%)

Equal Energy Ltd.’s complete unaudited, consolidated financial statements, accompanying notes and Management’s Discussion and Analysis for the quarter ended June 30, 2012 will be available on Equal’s website at www.equalenergy.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

For further information:
Dell Chapman
Chief Financial Officer
(403) 538-3580 or (877) 263-0262

Don Klapko
President & CEO
(403) 536-8373 or (877) 263-0262

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta and Oklahoma. Current production is comprised of approximately 11% crude oil, 39% NGLs and 50% natural gas. Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich natural gas play and the Mississippian light oil play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law including ongoing drilling plans and cost of capital. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including the commencement and continuation of joint venture operations on the Mississippian play with Atlas, the repayment of debt, the availability of funds under Equal’s credit facility and the use of Equal; risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions, dispositions or the strategic review process; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.